UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Fundrise Balanced eREIT II, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11163

Delaware	84-4465115
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our offering (the “Offering”);

●	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

●	risks associated with breaches of our data security;

●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

●	climate change and natural disasters that could adversely affect our properties and our business;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

●	defaults on or non-renewal of leases by tenants;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	decreased rental rates or increased vacancy rates;

●	the risk associated with potential breach or expiration of a ground lease, if any;

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●	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real property tax rates;

●	our failure to maintain our status as a real estate investment trust (“REIT”);

●	failure of acquisitions to yield anticipated results;

●	risks associated with derivatives or hedging activity;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

●	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

●	expected rates of return provided to investors;

●	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

●	our ability to retain and hire competent employees and appropriately staff our operations;

●	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

●	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

●	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

●	our ability to consummate a liquidity transaction on our stated intended timeline or at all;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

●	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Balanced eREIT II, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. We substantially commenced operations on January 13, 2021. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. As of the third quarter of 2022, Fundrise Advisors, LLC, (our “Manager”) closed the Offering. We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D, as determined by our Manager. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Balanced eREIT II”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Balanced eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2021, the Company operated in a manner that qualifies for treatment as a REIT under the Internal Revenue Code of 1986, as amended. The Company has one taxable real estate investment trust subsidiary (“TRS”), which was established on April 1, 2022.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We have used, and intend to continue to use substantially all of the proceeds of this Offering to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties, debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include properties purchased for renovation and conversion into condominiums and single-tenant properties that may be converted for another use, such as multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral, primarily commercial real estate properties and development projects, and diversified by security type, property type and geographic location.

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For debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for commercial real estate properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non- mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

●	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

●	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

●	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

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●	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

●	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

●	to realize growth in the value of our investments over the long term;

●	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

●	To pay attractive and consistent cash distributions;

●	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors over the long term, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

●	to preserve, protect and return shareholders’ capital contributions;

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In particular, our investment objectives and strategies are similar to other Fundrise eREITs, such as Fundrise Balanced eREIT, LLC, which are also managed by our Manager. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under the Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Offering Results

As of the third quarter of 2022, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. As of December 31, 2022 and 2021, we had raised cumulative gross offering proceeds of approximately $59.4 million and $31.9 million respectively, from settled subscriptions (including $15,000, received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.5 million and $210,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 5,397,000 and 3,134,000 of our common shares, respectively.

Upon reopening of our Offering, the per share purchase price for our common shares will continue to be adjusted at the end of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since June 30, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2021	$10.24	Form 1-U
September 30, 2021	$11.63	Form 1-U
December 31, 2021	$12.00	Form 1-U
March 31, 2022	$12.41	Form 1-U
June 30, 2022	$12.46	Form 1-U
September 30, 2022	$12.48	Form 1-U
December 31, 2022	$11.65	Form 1-U
March 31, 2023	$11.55	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

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While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the year ended December 31, 2022.

Our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield(2)		Link
07/01/2021 – 07/31/2021	$0.0002739726		06/29/2021	10/12/2021	1.00%		Form 1-U
08/01/2021 – 08/31/2021	$0.0002739726		07/28/2021	10/12/2021	1.00%		Form 1-U
09/01/2021 – 10/01/2021	$0.0002739726		08/27/2021	10/12/2021	1.00%		Form 1-U
10/02/2021 – 10/31/2021	$0.0004109589		10/01/2021	01/11/2022	1.50%		Form 1-U
11/01/2021 – 11/30/2021	$0.0006849315		10/27/2021	01/11/2022	2.50%		Form 1-U
12/01/2021 – 12/31/2021	$0.0006849315		11/29/2021	01/11/2022	2.50%		Form 1-U
01/01/2022 – 01/31/2022	$0.0008219178		12/29/2021	04/12/2022	3.00%		Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/12/2022	5.00%		Form 1-U
03/01/2022 – 03/31/2022	$0.0006849315		02/25/2022	04/12/2022	2.50%		Form 1-U
04/01/2022 – 04/30/2022	$0.0006849315		03/30/2022	07/12/2022	2.50%		Form 1-U
05/01/2022 – 05/31/2022	$0.0004109589		04/27/2022	07/12/2022	1.50%		Form 1-U
06/01/2022 – 06/30/2022	$0.0002739726		05/27/2022	07/12/2022	1.00%		Form-1-U
07/01/2022 – 07/31/2022	$0.0004109589		06/28/2022	10/12/2022	1.50%		Form-1-U
08/01/2022 – 08/31/2022	$0.0004109589		07/27/2022	10/12/2022	1.50%		Form-1-U
09/01/2022 – 10/01/2022	$0.0004109589		08/29/2022	10/12/2022	1.50%		Form-1-U
10/02/2022 – 10/31/2022	$0.0002739726		10/01/2022	01/11/2023	1.00%		Form-1-U
11/01/2022 – 11/30/2022	$0.0002739726		10/28/2022	01/11/2023	1.00%		Form-1-U
12/01/2022 – 12/31/2022	$0.0002739726		11/29/2022	01/11/2023	1.00%		Form-1-U
01/01/2023 – 01/31/2023	$0.0001369863		12/29/2022	04/21/2023	0.50%		Form-1-U
02/01/2023 – 02/28/2023	$0.0001369863		01/30/2023	04/21/2023	0.50%		Form-1-U
03/01/2023 – 03/31/2023	$0.0002739726		02/27/2023	04/21/2023	1.00%		Form-1-U
04/01/2023 – 04/30/2023	$0.0002739726		03/29/2023	07/21/2023	1.00%		Form 1-U
Weighted Average	$0.0004396257	(3)			1.60%	(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from July 1, 2021 through April 30, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

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Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2022, approximately 508,000 common shares have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2022, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

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Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate income from equity in earnings from our investments in unconsolidated joint ventures. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

Results of Operations

We substantially commenced operations on January 13, 2021. For the years ended December 31, 2022 and 2021, we had total net loss of approximately $1,591,000 and $929,000, respectively.

Revenue

Other Revenue

For the years ended December 31, 2022 and 2021, we earned other revenue of approximately $168,000 and $0, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep money market account opened in the current period.

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Expenses

General and Administrative

For the years ended December 31, 2022 and 2021, we incurred general and administrative expenses of approximately $276,000 and $252,000, respectively, which includes tax and professional fees, bank fees, and other costs associated with operating our business.

Investment Management and Other Fees – Related Party

For the years ended December 31, 2022 and 2021, we incurred investment management fees of approximately $459,000 and $110,000, respectively. The increase in investment management fees is primarily attributable to the manager waiving the investment management fee until June 30, 2021.

Other Expenses

Equity in Losses

For the years ended December 31, 2022 and 2021, we had equity in losses of approximately $997,000 and $416,000, respectively, from our equity method investments. The increase in equity in losses is primarily due to our investment in Fundrise MF JV 1, LLC, an equity method investment, that incurred increased interest expense associated with rising interest rates and new debt for 2 new acquisitions. Additionally, our investment in Fundrise MF JV 1 depreciated the majority of assets over the full year ended December 31, 2022, while the majority of assets were only in place for partial year depreciation during the year ended December 31, 2021.

Other Fees – Related Party

For the years ended December 31, 2022 and 2021, we incurred a guaranty fee expense due to National Lending, LLC (“National Lending”), a self-sustaining lending entity formed by our Manager, of approximately $14,000 and $151,000, respectively. The decrease is due to the underlying loans of the two real estate investments held by one of our equity method investees being refinanced in December 2021 and March 2022, and therefore National Lending is no longer the guarantor of the loans. See Note 6, Related Party Arrangements for further information.

Our Investments

As of December 31, 2022, we had acquired the following assets through our investment in Fundrise MF JV 1, LLC and Fundrise MF JV 2, LLC, which are joint ventures between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since December 31, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Williamson Overlook Controlled Subsidiary	Georgetown, TX	03/05/2021	$2,500,000	Initial	N/A
Starkey Ranch Controlled Subsidiary	Odessa, FL	03/10/2021	$4,265,000	Initial	Update
Lake Shadow Controlled Subsidiary	Maitland, FL	06/02/2021	$3,995,000	Initial	Update
North Charleston Controlled Subsidiary	North Charleston, SC	07/29/2021	$2,569,000	Initial	N/A
Volaris PSL Controlled Subsidiary	Port St. Lucie, FL	08/06/2021	$386,000	Initial	N/A
Humble Controlled Subsidiary	Humble, TX	08/25/2021	$2,293,700	Initial	N/A
Mason Palm Bay Controlled Subsidiary	Port St. Lucie, FL	10/08/2021	$603,000	Initial	N/A
Tarpon Springs Controlled Subsidiary	Tarpon Springs, FL	10/14/2021	$3,030,000	Initial	Update
Heron Bay Controlled Subsidiary	Locust Grove, GA	10/19/2021	$635,000	Initial	N/A
Woodlands Controlled Subsidiary	The Woodlands, TX	10/29/2021	$2,670,000	Initial	Update
Mason Vero Beach Controlled Subsidiary	Vero Beach, FL	12/14/2021	$600,000	Initial	N/A
Vegas Controlled Subsidiary	North Las Vegas, NV	02/25/2022	$3,958,000	Initial	N/A
Myrtle Controlled Subsidiary	Myrtle Beach, SC	06/30/2022	$2,747,500	Initial	N/A

(1)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary.

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As of December 31, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial contribution to National Lending and Co-Investment Arrangements in exchange for ownership interests. See Note 6, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2022, we had deployed approximately $44.5 million for three investments and had approximately $21.1 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2022, we anticipate that cash on hand and other incoming cash flows will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of April 10, 2023 and December 31, 2022, respectively. This amount does not include any debt secured by the real property of our unconsolidated joint ventures. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

Despite the public markets having delivered one of their worst performing years in the past several decades, the strength of the Fundrise Portfolio led to a stronger relative performance compared to the broader market in 2022. The Fundrise Portfolio had a positive net return when averaged across all investor accounts in 2022. During the same period, the S&P 500® Total Return Index, a bellwether for the overall U.S. stock market, returned -18.11% and publicly listed REITs (as measured by the NAREIT All U.S. REITs index) returned -25.10%.

13

To combat the record high inflation in 2022, the Federal Reserve conducted its fastest ever period of interest rate hikes. As expected, this plan to methodically slow down the economy and withdraw liquidity from the market through the use of monetary policy has also led to a sharp decline in asset values across nearly all sectors. While no asset is immune, hard assets, such as real estate, tend to perform well in inflationary environments.

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance.

More granularly, the primary contributors to 2022 performance were:

●	Interest rate hikes conducted by the Federal Reserve to combat record high inflation

●	Continued rent increases caused by a post pandemic spike in demand combined with ongoing limitations on the supply of housing

●	Sunbelt growth whereby the existing dynamics of strong population and job growth were amplified by the pandemic-driven migration of both people and companies to the region; and

●	Increasing institutional demand for well-located, cash-flowing real estate assets

Looking ahead, we expect the next several months to be challenging for the broader economy, with most economic conditions getting worse before they get better, and markets potentially seeing another significant leg downward. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values are broadly depressed and borrowing costs are significantly higher (at least when compared to recent history). That being said, we are starting to become more optimistic and believe that we are nearing the bottom of the market cycle, with the next 12+ months (as of the date of this filing) presenting compelling investment opportunities that we’ve seen.

Off-Balance Sheet Arrangements

As of December 31, 2022, approximately $5.0 million of cash and cash equivalents consisted of an off-balance sheet compensating balance arrangement with Citizens Bank, N.A. (“Citizens Bank”). Under this arrangement, Citizens Bank entered into the Fundrise MF Facility 1 Borrower, LLC credit facility (“Credit Facility”), for which the Company is a Non-Recourse Carve-Out Guarantor, effective May 13, 2022. As part of this arrangement, it was agreed upon that an operating account be held at Citizens Bank, averaging a minimum daily balance of $3.5 million over the course of the shorter of the ownership of a specific collateralized property or the two-year anniversary of the Credit Facility. In recourse, if MF Facility 1 Borrower, LLC were to fail to satisfy the minimum daily balance requirement for the period described above, $250,000 would become payable to Citizens Bank from MF Facility 1 Borrower, LLC on May 13, 2024. MF Facility 1 Borrower, LLC is a subsidiary of the Company’s equity method investment in Fundrise MF JV 1, LLC. The Company has a 10% non-controlling member interest in Fundrise MF JV 1, LLC. As of December 31, 2022, the Company is in full compliance with the agreement, and intends to continue to meet the requirements stipulated in the agreement.

As of December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 6, Related Party Arrangements in our financial statements.

14

Recent Developments

Investments

As of April 10, 2023, the Company has invested approximately $8.2 million in fixed income securities since December 31, 2022.

Other

Event	Date	Description
Share Purchase Price Update	01/01/2023	Beginning on January 1, 2023, the per share purchase price of our common shares was updated to $11.65 due to a change in NAV. More information can be found here.

Declaration of February 2023 Distributions	01/30/2023	On January 30, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2023 and ending on February 28, 2023. More information can be found here.

Declaration of March 2023 Distributions	02/27/2023	On February 27, 2023, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2023 and ending on March 31, 2023. More information can be found here.

Declaration of April 2023 Distributions	03/29/2023	On March 29, 2023, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2023 and ending on April 30, 2023. More information can be found here.

Share Purchase Price Update	04/01/2023	Beginning on April 1, 2023, the per share purchase price of our common shares was updated to $11.55 due to a change in NAV. More information can be found here.

15

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	46	Chief Executive Officer
Brandon T. Jenkins	37	Chief Operating Officer
Bjorn J. Hall	42	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	42	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

16

Alison A. Staloch has served as the Chief Financial Officer of our Manager since June 2021 and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 6, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Members

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2023 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	10	*
Brandon T. Jenkins	-	-
Bjorn J. Hall	98	*
Alison A. Staloch	600	*
All executive officers of our Manager as a group (4 persons)	708	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

17

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

18

Item 7.	Financial Statements

INDEX TO THE FINANCIAL STATEMENTS OF

Fundrise Balanced eREIT II, LLC

19

KPMG LLP

Suite 900

8350 Broad Street

McLean, VA 22102

Independent Auditors’ Report

The Members

Fundrise Balanced eREIT II, LLC:

Opinion

We have audited the financial statements of Fundrise Balanced eREIT II, LLC (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

F-1

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McLean, Virginia

April 10, 2023

F-2

Fundrise Balanced eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2022	As of December 31, 2021
ASSETS
Cash and cash equivalents	$21,108	$7,197
Other assets	57	3
Due from related party	93	174
Investments in equity method investees	30,835	23,720
Total Assets	$52,093	$31,094

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$91	$71
Due to related party	171	119
Settling subscriptions	-	26
Distributions payable	150	241
Redemptions payable	2,195	228
Notes payable – related party	-	1,001
Total Liabilities	2,607	1,686

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 5,397,471 and 3,134,020 shares issued and 4,889,198 and 3,031,307 shares outstanding as of December 31, 2022 and 2021, respectively	53,076	30,650
Accumulated deficit	(3,590)	(1,242)
Total Members’ Equity	49,486	29,408
Total Liabilities and Members’ Equity	$52,093	$31,094

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Balanced eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenue
Other revenue	$168	$-
Total revenue	168	-

Expenses
General and administrative expenses	276	252
Investment management fees – related party	459	110
Total expenses	735	362

Other expenses
Equity in losses	(997)	(416)
Other fees - related party	(14)	(151)
Interest expense	(13)	-
Total other expenses	(1,024)	(567)

Net loss	$(1,591)	$(929)

Net loss per basic and diluted common share	$(0.34)	$(0.49)
Weighted average number of common shares outstanding, basic and diluted	4,680,105	1,893,700

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Balanced eREIT II, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	deficit	Equity
December 31, 2020	500	$5	$(12)	$(7)
Proceeds from issuance of common shares	3,133,520	31,907	-	31,907
Offering costs	-	(204)	-	(204)
Distributions declared on common shares	-	-	(301)	(301)
Redemptions of common shares	(102,713)	(1,058)	-	(1,058)
Net loss	-	-	(929)	(929)
December 31, 2021	3,031,307	30,650	(1,242)	29,408
Proceeds from issuance of common shares	2,263,451	27,459	-	27,459
Offering costs	-	(53)	-	(53)
Distributions declared on common shares	-	-	(757)	(757)
Redemptions of common shares	(405,560)	(4,980)	-	(4,980)
Net loss	-	-	(1,591)	(1,591)
December 31, 2022	4,889,198	$53,076	$(3,590)	$49,486

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Balanced eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
OPERATING ACTIVITIES:
Net loss	$(1,591)	$(929)
Adjustments to reconcile net loss to net cash used in operating activities:
Organizational costs	-	28
Equity in losses	997	416
Changes in assets and liabilities:
Net (increase) in other assets	(54)	(3)
Net (increase) decrease in due from related party	62	(62)
Net increase in accounts payable and accrued expenses	20	69
Net increase in due to related party	22	107
Net cash used in operating activities	(544)	(374)
INVESTING ACTIVITIES:
Investment in equity method investees	(19,858)	(24,603)
Distributions received from equity method investees	11,766	355
Net cash used in investing activities	(8,092)	(24,248)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	27,430	31,906
Proceeds from notes payable – related party	2,000	1,000
Repayment of notes payable – related party	(3,000)	-
Redemptions paid	(3,014)	(830)
Proceeds from settling subscriptions	-	26
Distributions paid	(845)	(59)
Reimbursements to related party	(7)	(167)
Offering costs paid	(17)	(62)
Net cash provided by financing activities	22,547	31,814

Net increase in cash and cash equivalents	13,911	7,192
Cash and cash equivalents, beginning of year	7,197	5
Cash and cash equivalents, end of year	$21,108	$7,197

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions receivable	$93	$112
Distributions reinvested in Fundrise Balanced eREIT II, LLC through programs offered by Fundrise Advisors, LLC	$3	$1
Distributions payable	$150	$241
Settling subscriptions	$-	$26
Redemptions payable	$2,195	$228

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$14	$1

The accompanying notes are an integral part of these financial statements.

F-6

Fundrise Balanced eREIT II, LLC

Notes to the Financial Statements

For the Years Ended December 31, 2022 and 2021

1.	Formation and Organization

Fundrise Balanced eREIT II, LLC (the “Company”) was formed on January 28, 2020, as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Balanced eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2021. The Company has one taxable real estate investment trust subsidiary (“TRS”), which was formed with an effective date of April 1, 2022. As a result of this formation, we record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no material TRS income or expense activity during the year ended December 31, 2022, and as such no income tax expense was recorded. As of December 31, 2022, there are no gross deferred tax assets or liabilities.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50.0 million of shares on January 4, 2021. Most recently, the Company qualified approximately $51.2 million of shares on August 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the third quarter of 2022 the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

As of December 31, 2022 and 2021, after redemptions, the Company has net common shares outstanding of approximately 4,889,000 and 3,031,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2022 and 2021, the Sponsor owned 500 common shares. In addition, as of December 31, 2022 and 2021, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000. As of December 31, 2022 and 2021, the total amount of equity issued by the Company on a gross basis was approximately $59.4 million and $31.9 million, respectively, and the total amount of settling subscriptions was approximately $0 and $26,000, respectively. These amounts were based on a per share price of $12.48 and $11.63 as of December 31, 2022 and 2021, respectively.

F-7

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our manager (“eREITs”), the Fundrise eFund, the Fundrise Real Estate Interval Fund, LLC, and the Fundrise Income Real Estate Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the years ended December 31, 2022 and 2021, approximately $3,000 and $1,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Certain amounts in the prior year’s financial statements have been reclassified to conform to current year presentation. Certain amounts representing distributions receivable from Co-Investments included in “Other assets” have been reclassified as “Due from related party” on the Balance Sheets and Statements of Cash Flows. See Note 6, Related Party Arrangements for further information regarding Co-Investment Arrangements.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Cash equivalents consists of money market funds for the year ended December 31, 2022.

F-8

As of December 31, 2022, approximately $5.0 million of cash and cash equivalents consisted of an off-balance sheet compensating balance arrangement with Citizens Bank, N.A. (“Citizens Bank”). Under this arrangement, Citizens Bank entered into the Fundrise MF Facility 1 Borrower, LLC credit facility (“Credit Facility”), for which the Company is a Non-Recourse Carve-Out Guarantor, effective May 13, 2022. As part of this arrangement, it was agreed upon that an operating account be held at Citizens Bank, averaging a minimum daily balance of $3.5 million over the course of the shorter of the ownership of a specific collateralized property or the two-year anniversary of the Credit Facility. In recourse, if MF Facility 1 Borrower, LLC were to fail to satisfy the minimum daily balance requirement for the period described above, $250,000 would become payable to Citizens Bank from MF Facility 1 Borrower, LLC on May 13, 2024. MF Facility 1 Borrower, LLC is a subsidiary of the Company’s equity method investment in Fundrise MF JV 1, LLC. The Company has a 10% non-controlling member interest in Fundrise MF JV 1, LLC. As of December 31, 2022, the Company is in full compliance with the agreement, and intends to continue to meet the requirements stipulated in the agreement.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic loss per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2022 and 2021.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate is reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will recognize a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability and a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

F-9

Organizational and Offering Costs (1)	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Costs incurred by the Manager:
Beginning balance	$169	$160
Costs incurred during the period	38	9
Ending balance	$207	$169
Less: cumulative costs reimbursed to Manager	(174)	(167)
Less: costs payable to Manager	(29)	(1)
Total costs subject to reimbursement in a future period	$4	$1

(1) The Hurdle Rate was met as of June 30, 2021.

Of the total costs reimbursed to the Manager as of December 31, 2022, approximately $0 was related to organizational costs.

During the years ended December 31, 2022 and 2021, the Company directly incurred offering costs of approximately $16,000 and $64,000, respectively. Of such amounts, approximately $2,000 and $2,000 were payable as of December 31, 2022 and 2021, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of December 31, 2022, we have not formed any VIEs.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2022 and 2021.

F-10

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we may limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the years ended December 31, 2022 and 2021. No gross deferred tax assets or liabilities have been recorded as of December 31, 2022 or December 31, 2021.

F-11

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Other revenue consists of money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are in the process of evaluating the impact of the adoption of this standard on our financial statements, but do not currently expect it to have a material impact given the Company’s limited historical credit loss experience.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Beginning balance	$23,720	$-
New investments in equity method investees	19,858	24,603
Distributions from equity method investees	(11,746)	(467)
Equity in losses of equity method investees	(997)	(416)
Ending balance	$30,835	$23,720

F-12

As of December 31, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2021, an initial contribution to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	Acquired in 2021, a 10% non-controlling member interest in Fundrise MF JV 1, LLC, which primarily invests in stabilized multi-family properties located throughout the United States.

(3)	Acquired in 2021, a 10% non-controlling member interest in Fundrise MF JV 2, LLC, which primarily invests in multi-family construction properties located throughout the United States.

As of and for the year ended December 31, 2022, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of December 31, 2022		Fundrise MF JV 1, LLC As of December 31, 2022	Fundrise MF JV 2, LLC As of December 31, 2022
Real estate assets, net	$-		$565,607	$19,255
Other assets	66,577	(1)	25,643	607
Total assets	$66,577		$591,250	$19,862

Credit facility	$-		$165,318	$-
Mortgage notes payable, net	-		161,238	-
Other liabilities	-		9,296	28
Equity	66,577		255,398	19,834
Total liabilities and equity	$66,577		$591,250	$19,862
Company’s equity investment, net	$3,312		$25,540	$1,983

(1)	Approximately $41.0 million of Other assets are promissory notes receivable from other eREITs. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	National Lending, LLC For the Year Ended December 31, 2022	Fundrise MF JV 1, LLC For the Year Ended December 31, 2022	Fundrise MF JV 2, LLC For the Year Ended December 31, 2022
Total revenue	$1,418	$44,923	$2,151
Total expenses	59	57,440	122
Net income (loss)	$1,359	$(12,517)	$2,029
Company’s equity in earnings (losses) of investee	52	(1,252)	203

F-13

As of and for the year ended December 31, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of December 31, 2021		Fundrise MF JV 1, LLC As of December 31, 2021	Fundrise MF JV 2, LLC As of December 31, 2021
Real estate assets, net	$-		$445,255	$13,242
Other assets	69,017	(1)	35,447	572
Total assets	$69,017		$480,702	$13,814

Mortgage notes payable, net	$-		$263,181	$-
Other liabilities	3		4,736	10
Equity	69,014		212,785	13,804
Total liabilities and equity	$69,017		$480,702	$13,814
Company’s equity investment, net	$1,062		$21,278	$1,380

(1)	Approximately $29.0 million of Other assets are promissory notes receivable from other eREITs. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	National Lending, LLC For the Year Ended December 31, 2021	Fundrise MF JV 1, LLC For the Year Ended December 31, 2021	Fundrise MF JV 2, LLC For the Period Ended December 31, 2021 (1)
Total revenue	$1,243	$18,819	$352
Total expenses	47	23,412	10
Net income (loss)	$1,196	$(4,593)	$342
Company’s equity in earnings (losses) of investee	9	(459)	34

(1)	Fundrise MF JV 2, LLC did not commence operations until August 2021.

The Company is a guarantor to various debt arrangements entered into by Fundrise MF JV 1, LLC and certain of its wholly-owned subsidiaries as of December 31, 2022 and 2021. These debt arrangements were entered into by our equity method investee for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantee (“standard carve-out guarantee”) included within these non-recourse debt arrangements is limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investee and its subsidiaries, as the named borrowers. The Company is also subject to a limited recourse liability on one of these debt arrangements during the real estate property’s stabilization period.

As of December 31, 2022 and 2021, the total commitments outstanding by our equity method investee, for which the Company was subject to a standard carve-out guarantee, were approximately $298.1 million and $236.8 million, respectively. As of December 31, 2022 and 2021, the Company was subject to a limited recourse liability of $4.4 million and $5.5 million, respectively. As of December 31, 2022, the maturity dates of these debt arrangements range from August 25, 2023 through December 30, 2031, which are based on variable interest rates and may also have extension options available to our equity method investee. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of December 31, 2022 or 2021 because payment by the Company is not probable.

These debt arrangements also contain various financial and non-financial covenant requirements for the Company. As of December 31, 2022 and 2021, the Company was in compliance with these covenants.

F-14

4.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The tables below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the years ended December 31, 2022 and 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0013698630	$120		01/28/2022	$120	04/12/2022
March 1, 2022 through March 31, 2022	0.0006849315	83		02/25/2022	83	04/12/2022
April 1, 2022 through April 30, 2022	0.0006849315	100		03/30/2022	100	07/12/2022
May 1, 2022 through May 31, 2022	0.0004109589	66		04/27/2022	66	07/12/2022
June 1, 2022 through June 30, 2022	0.0002739726	43		05/27/2022	43	07/12/2022
July 1, 2022 through July 31, 2022	0.0004109589	66		06/28/2022	66	10/12/2022
August 1, 2022 through August 31, 2022	0.0004109589	65		07/27/2022	65	10/12/2022
September 1, 2022 through October 1, 2022	0.0004109589	64		08/29/2022	64	10/12/2022
October 2, 2022 through October 31, 2022	0.0002739726	43		10/01/2022	-	01/11/2023
November 1, 2022 through November 30, 2022	0.0002739726	42		10/28/2022	-	01/11/2023
December 1, 2022 through December 31, 2022	0.0002739726	43		11/29/2022	-	01/11/2023
January 1, 2023 through January 31, 2023	0.0001369863	22	(2)	12/29/2022	-	04/21/2023
		$757	(1)		$607

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
July 1, 2021 through July 31, 2021	0.0002739726	$18		06/29/2021	$18	10/12/2021
August 1, 2021 through August 31, 2021	0.0002739726	20		07/28/2021	20	10/12/2021
September 1, 2021 through October 1, 2021	0.0002739726	22		08/27/2021	22	10/12/2021
October 2, 2021 through October 31, 2021	0.0004109589	37		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0006849315	62		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	0.0006849315	64		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0008219178	78		12/29/2021	-	04/12/2022
		$301	(1)		$60

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the years ended December 31, 2022 and 2021, less than $1,000 in distributions was declared to related parties.
(2)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 financial statements, and is scheduled to be paid within three weeks after the end of March 2023.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

F-15

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2022 the Company’s significant financial instruments consist of cash and cash equivalents. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2022 and 2021.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2022 and 2021, the Manager incurred approximately $22,000 and $22,000 of operational costs on our behalf, respectively. As of December 31, 2022 and 2021, approximately $1,000 and $3,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85%, which, until June 30, 2021, was based on our net offering proceeds as of the end of each quarter, and thereafter will continue to be based on our NAV at the end of each prior semi-annual period. The Manager has agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its investment management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

Accordingly, during the years ended December 31, 2022 and 2021 we incurred investment management fees of approximately $459,000 and $110,000 respectively, and as of December 31, 2022 and 2021, approximately $135,000 and $69,000, respectively, of investment management fees were payable to the Manager and are included in “Due to related party” on the balance sheets.

F-16

The Company may be charged by the Manager a development management fee of 5.0% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For years ended December 31, 2022 and 2021, no development management fees have been incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee of 4.0% of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For years ended December 31, 2022 and 2021, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2022 and 2021, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2022 and 2021, no special servicing fees have been incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the years ended December 31, 2022 and 2021, no fees for such services have been incurred or paid to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For years ended December 31, 2022 and 2021, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2022 and 2021, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2022 and 2021, fees of approximately $11,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services.

F-17

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 1,000 shares as of December 31, 2022 and 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of December 31, 2022 and 2021.

For the years ended December 31, 2022 and 2021, the Sponsor incurred approximately $54,000 and $42,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. Approximately $7,000 and $9,000 of such costs were due and payable as of December 31, 2022 and 2021, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the eREITs entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of December 2022 and 2021, the Company has contributed approximately $3.3 million and $1.1 million for a 5.09% and a 1.57% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

As of December 31, 2022 and December 31, 2021, we had zero and one promissory notes with National Lending, respectively. During the year ended December 31, 2022, the Company paid off two promissory notes with National Lending. The first note, entered into during 2021, had a principal balance of $1.0 million, an interest rate of approximately 3.5% per annum, and a maturity date of December 17, 2022. The second note was entered into on February 21, 2022, had a principal balance of $2.0 million, an interest rate of approximately 3.5% per annum, and a maturity date of February 21, 2023. Both promissory notes were paid off on March 21, 2022.

For the years ended December 31, 2022 and 2021, the Company incurred approximately $14,000 and $1,000, respectively, in interest expense on notes with National Lending. As of December 31, 2022 and 2021, we had outstanding accrued interest of approximately $0 and $1,000, respectively, due to National Lending.

In connection with the acquisitions of two real estate investments made by Fundrise MF JV 1, LLC, we entered into two indemnity and contribution agreements with National Lending. Per the agreements, National Lending acted as the guarantor of the loans in the event that we could not satisfy the requirements of the loan, in exchange for payment of a guaranty fee. The annual rate is 0.20% of the outstanding principal balance on the 1st day of each calendar month. As of December 31, 2022, due to the underlying loans of the two real estate investments being refinanced during December 2021 and March 2022, National Lending is no longer the guarantor of the loans. For the years ended December 31, 2022 and 2021, we incurred approximately $14,000 and $151,000 of guaranty fees, respectively. As of December 31, 2022 and 2021, approximately $0 and $36,000 of guaranty fees were due and payable, respectively.

F-18

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the years ended December 31, 2022 and 2021, we incurred approximately $1,000 and $70,000, respectively, of reimbursable operating costs on behalf of Fundrise MF JV 1, LLC and Fundrise MF JV 2, LLC, our Co-Investments. Approximately $0 and 62,000 of reimbursable operating costs were receivable as of December 31, 2022 and 2021, respectively.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2022 and 2021, approximately $4,000 and $1,000 respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statements.

9.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 10, 2023 for potential recognition or disclosure.

F-19

Offering

As of April 10, 2023, we had raised total gross offering proceeds of approximately $59.4 million from settled subscriptions (including $15,000, received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.5 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 5,403,000 of our common shares.

New Investments

As of April 10, 2023, the Company contributed an additional $200,000 to Fundrise MF JV 1, LLC.

As of April 10, 2023, the Company contributed an additional $300,000 to Fundrise MF JV 2, LLC.

As of April 10, 2023, the Company has invested approximately $8.2 million in fixed income securities.

F-20

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on December 2, 2020)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix B to the Company’s Offering Circular on Form 1-A filed on August 24, 2021)
6.1*	Form of License Agreement between Fundrise Balanced eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Balanced eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 9, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit6.3 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.4**	Amended and Restated Limited Liability Company Operating Agreement of Fundrise MF JV 1, LLC
6.5**	Limited Liability Company Operating Agreement of Fundrise MF JV 2, LLC

*Previously filed

**Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 10, 2023.

Fundrise Balanced eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 10, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 10, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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